EXHIBIT 2.1

SUMMARY TRANSLATION OF PURCHASE AND SALE AGREEMENT OF THE REGISTRATION RIGHTS AND DOSSIER OF THE PRODUCT CONTROLVAS (THE "PRODUCT") BY LABORATORIOS BELMAC, S.A. (THE "SELLER") IN FAVOR OF SHIRE PHARMACEUTICALS IBERICA, S.L. (THE "PURCHASER"), DATED NOVEMBER 21, 2000 (THE "REGISTRATION RIGHTS AGREEMENT")

The following is a summary of the principal terms of the Registration Rights Agreement which was executed in original in Spanish.

1. The title of the product is owned by Seller in accordance with the trademark renewal attached to the Trademark Agreement. This title is free and clear of any charge or lien, as stated by the Seller.

2. The purchase price is the amount of Pesetas 475,000,000.00, equivalent to Euros 2,854,806.50, will be paid by the Seller within the ten (10) days following the receipt of the document authorizing the transfer of the registration rights and dossier of the product by the Spanish Ministry of Health. The final payment will be reduced by gross sales of the product by Seller from the date hereof until final transfer of ownership, less expenses for production and product returns.

3. The authorized packaging format of Controlvas are 10 tablets of 5mg. and 60 tablets of 20mg. For hospital use the packaging is 500 tablets of 20 mg.

4.   The transfer is subject to all approvals by the Spanish Ministry of Health.

5. Each party is obligated to use its best efforts to complete the transfer in a timely fashion. Applications to appropriate governmental authorities are to be submitted within eight days of the receipt by Purchaser of its authorization as a pharmaceutical laboratory in Spain. The Purchaser must notify Seller of such authorization within three days of its receipt.

6. Upon closing, Purchaser will receive all rights to the product and all related rights and know-how owned by the Seller at the time of transfer and in the future. Seller will transfer all technical data, manufacturing specifications and information relating to production and commercialization of the product. The rights acquired include the right to produce and manufacture the product, claims from patients or consumers of the product, information concerning negative effects relating to use of the product, all medical information relating to the product, such that Purchaser will have all data necessary to produce and manufacture the product.

7. If the Spanish Ministry of Health does not permit the transfer within 10 months of the date of the Agreement it may be terminated. Such termination must be effected in writing and, if terminated, all compensation paid hereunder shall be returned. Upon termination, the separate manufacturing agreement between the parties will also cease and all amounts paid thereunder shall be returned. Upon termination, Purchaser shall
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     return all documents and information related to the product received from
     Seller within five days.

8. Since Purchaser has no permission to be a pharmaceutical company in Spain, Purchaser shall not be responsible for the distribution, consumption, damages and distribution of the product and the effects of its use, any claims of third parties as a result of defects of manufacturing errors, which will be the responsibility of Seller until the condition to closing has been met.

9. During the term of this agreement, neither party may transfer, assign or dispose in any way of its rights hereunder without the permission of the other party, except to subsidiaries so long as the subsidiaries are responsible for all obligations hereunder.

10. Since Purchaser has not been involved in the manufacturing, studies or testing of the product, Seller agrees to compensate Purchaser for any losses or damaged sustained directly or indirectly from the claims of third parties, in Spain or elsewhere, which are the result of inaccurate statement made by Seller relating to the product. Seller guarantees and declares that all of the representations made are true and correct as of the date of this agreement.

11. Any claim by Purchaser for compensation under any indemnity must be made in writing to Seller within 15 days of the date Purchaser has knowledge of the inaccuracy of the representations made or violation of the guarantees.

12. Seller will compensate Purchaser for any hidden, real or latent defect in the product which relate to its commercialization prior to the lapse of the condition to closing. Seller will not be liable due to any promotion conducted by Purchaser.

13. Notwithstanding the above, Purchaser agrees to notify Seller in writing of any action, claim, inspection or similar activity by any Spanish authority so that Seller may take, at its discretion, timely appropriate measures to defend or correct such problem.

14. Seller represents and warrants that it has all licenses and permits to manufacture and commercialize the product, that it is the only holder of legal title to the product and that there is no litigation that would affect such product. Seller has no obligations to any third parties relating to manufacturing, licensing, sale or other obligations to dispose of the all or any part of the product. There is no litigation pending with any authority relating to the product or its medical efficacy. Seller has paid all taxes related to the product and it is the only entity responsible for the product and for the fulfillment of the conditions to closing of this agreement. The product is free of any encumbrance that could prevent its commercialization, distribution or manufacture.

15. Once all condition to closing have been fulfilled, Seller will deliver to Purchaser all information about claims and controversies that could directly or indirectly affect the product or its commercialization.

16. Seller agrees that it will not distribute, commercialize, promote or sell products containing the active ingredient enalapril unless expressly authorized by Purchaser.
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     This provision shall expire five years from closing. This provision will not apply to generic versions which use the same active ingredient.

17. This agreement and its exhibits may only be amended in writing. Any provision that is not enforced shall not affect the enforceability of the remainder of the agreement.

18. All the expenses for notary and taxes that will be caused by this transfer and assignment will be paid for by the Purchaser. Any other expenses, including the expenses for external auditors, will be paid by the party that contracted and incurred such expenses.

19. Any discrepancy or controversy that could arise from misunderstanding, compliance and execution of this agreement, will be exclusively under the jurisdiction and the Courts in Madrid, the capital of Spain. Therefore, all parties expressly waiver the right to use their own courts, should they be others than from the above-mentioned, and submit to the Courts in Madrid, the capital city.

EXHIBITS TO REGISTRATION RIGHTS AGREEMENT

1    Annex

2    Copy of bank check for 275,500,000 Pesetas

3 Certificate for Controlvas 20 mg. Issued by Ministry of Public Health and Consumption

4    Product Insert for Controlvas

5 Copy of Certificate for Controlvas 5mg. Issued by Ministry of Public Health and Consumption

6    Product Insert for Controlvas

Copies of these exhibits will be provided to the Securities and Exchange Commission upon its request.